SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 5
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION


                        (Name of Issuer)


                  Common Stock ($.10 par value)
              ____________________________________

                 (Title of Class of Securities)

                            903293405
                   ___________________________

                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                     J.R. Simplot Foundation
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ____________________________________

       (Names, addresses and telephone numbers of persons authorized to receive notices and communications)



                          December 16, 1999
                  ____________________________

                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable
     Trust

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power         6,104,100
Shares
Beneficially        8)   Shared Voting Power         100,000
Owned
by Each             9)   Sole Dispositive Power    6,204,100
Reporting
Person With:        10)  Shared Dispositive Power    100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,204,100 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     12.55%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             100,000
Shares
Beneficially        8)   Shared Voting Power
Owned
by Each             9)   Sole Dispositive Power        100,000
Reporting
Person With:        10)  Shared Dispositive Power


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             113,900
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power        113,900
Reporting
Person With:        10)  Shared Dispositive Power      100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     213,900 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.43%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                  0
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power             0
Reporting
Person With:        10)  Shared Dispositive Power      100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

     The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 5 amends the
Schedule 13D originally filed on December 28, 1998 on behalf of the John R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on January 26, 1999, as amended by Amendment No. 2 to
Schedule 13D filed on April 9, 1999, as amended by Amendment No. 3 to Schedule 13D filed on November 12, 1999, and as amended by Amendment No. 4 to Schedule 13D filed on December 2, 1999. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report additional purchases of Stock by the Trust.

Item 3.   Source and Amount of Funds or other Consideration.

     The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

Item 5.   Interest in Securities of the Issuer.

     (a - b) As of December 27, 1999, the Trust owned 6,104,100 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of December 27, 1999, the Foundation owned 100,000 shares. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation. One of the directors, Don J. Simplot, owns 113,900 shares of Stock in a separate account controlled solely by him.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1999 (the "10-Q"), the shares owned by the Trust and the Foundation constitute approximately 12.55% of the 49,440,579 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including December 27, 1999, but excluding transactions reported in Amendment No. 4, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


     Purchase       No. of         Price per Share
       Date         Shares     (including commissions)

     12/16/99       559,000        $44.875

     (d - e)  Not applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                         J.R. Simplot Self-Declaration of
                         Revocable Trust




                         By      //J.R. Simplot//
                                   J.R. Simplot, as Trustee

Date:  December 28, 1999

                         J.R. Simplot Foundation




                         By      //Ronald N. Graves//
                                   Ronald N. Graves, Secretary

Date:  December 28, 1999